April 14, 2016

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bosy Holdings, Inc.

Registration Statement on Form S-1/A

Filed March 30, 2016

File No. 333-208978

To the men and women of the SEC:

On behalf of Bosy Holdings, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated April 13, 2016 addressed to Mr. Teoh, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on March 30, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Report of Independent Registered Public Accounting Firm

1. In your response dated March 18, 2016, you assert that there was no acquisition that was ever consummated between Falcon CPA and Weld Asia Associates. We have found several articles that reference the successful merger of Weld Asia and Falcon CPA in March, 2012. We also note Greenpro Capital’s website lists only three accounting and audit firms under their “Useful Links” tab, Falcon CPA, Weld Asia CPA (HK) Ltd, and Weld Asia Associates. Further, you state that Falcon CPA owned 3.33% of Falcon Secretaries until July 29, 2015, which is during the period audited by Weld Asia. In addition, you state that Greenpro Capital, an entity owned in part by Mr. Loke (35.9%) and Mr. Chen (4%), currently owns 100% of Falcon Secretaries. Finally, you state in your response that Mr. Loke currently owns 100% of Falcon CPA, which appears to indicate that Mr. Loke owns 100% of Weld Asia. Please clarify how Weld Asia CPA (HK) Ltd and Weld Asia Associates are related, and whether Mr. Loke, Greenpro Capital, Mr. Chen and Falcon CPA have now or have ever, either directly or indirectly, had any ownership, financial interest or any other involvement with Weld Asia CPA (HK) Ltd. If any of the parties has had any involvement, please provide a full description of the involvement including the name, type of involvement, and applicable date(s).

COMPANY RESPONSE:

We believe there to be a misunderstanding as to the entities in question. Weld Asia Associates, our PCAOB Auditor is a completely separate entity and business from Weld Asia CPA (HK) Ltd. We believe the articles mentioned in the above comment are in relation to Weld Asia CPA (HK) Ltd. which has no affiliation of any kind with Weld Asia Associates, our PCAOB Auditor.

After reaching out to Weld Asia CPA (HK) Ltd. and Falcon CPA we have been notified by both parties that the discussed merger between Weld Asia CPA (HK) Ltd. with Falcon CPA was a partnership rather than a merger. We have been made aware by them that the articles contained an error of which is believed to be a result of translation. It’s believed the articles were not reviewed for accuracy before publishing. Rather than merger it should have been cited that there was a partnership that was formed between the two to work with one another on particular business ventures. These ventures, however, and the partnership or “merger” as it was stated in the articles has no relation of any kind to our PCAOB Auditor, Weld Asia Associates.

After review with the control parties of Greenpro Capital we have been informed that the references under Accounting & Audit Firms under the “Useful Links” tab is simply a recommendation of accounting and/or audit firms that are recommended by Greenpro. It does not imply any relationship exists amongst the entities.

Please see the below for further clarification as to the distinction between Weld Asia CPA (HK) Ltd. and Weld Asia Associates which are unrelated, unaffiliated, and have no connection to one another:

Nature of business; Weld Asia CPA (HK) Limited: Operations consists of accounting, taxation and audit services to clients in Hong Kong. Weld Asia CPA (HK) Ltd. is based in Hong Kong.

Nature of business; Weld Asia Associates: Weld Asia Associates is a licensed PCAOB auditor that provides accounting and auditing services to public companies in various locations. Weld Asia Associates is based in Malaysia.

History of employees and other associates of Weld Asia CPA (HK) Limited

Time period	Address & Telephone number	Officer(s) & Director(s)	Employee(s)
July 20, 2011 to January 1, 2012	Room 2604-2606, 26/F, CC Wu Building, 302-308 Hennessy Road, Wanchai, Hong Kong Tel: 852-25722570	No officer(s) Director: Lau Yip Leung Director: Lee Chong Kuang	1. Lau Yip Leung 2. Lee Chong Kuang
January 1, 2012 to June 18, 2014	9/F, Kam Chung Commercial Building, 19-21 Hennessy Road, Wanchai, Hong Kong Tel: 852-31117718	No officer(s) Director: Lee Chong Kuang Director: Loke Che Chan, Gilbert	1. Lee Chong Kuang 2. Loke Che Chan, Gilbert
June 18, 2014 to July 3, 2015	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Director: Chan Yiu Fai Director: Loke Che Chan, Gilbert	1. Chan Yiu Fai 2. Loke Che Chan, Gilbert
July 3, 2015 to October 5, 2015	Suite 2201, 22/F, Malaysia Building, 50 Gloucester Road, Wan Chai, Hong Kong Tel: 852-31117718	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2. Pang King Sze Rufina
October 5, 2015 to January 9, 2016	Unit 602, 6th Floor, Hoseinee House, 69 Wyndham Street Tel: 852-25732296	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2. Pang King Sze Rufina
January 9, 2016 to Current date	Unit B, 15th Floor, Aubin House, 171-172 Gloucester Road, Wanchai, Hong Kong Tel: 852-25732296	No officer(s) Director: Chan Yiu Fai Director: Pang King Sze Rufina	1. Chan Yiu Fai 2. Pang King Sze Rufina

Corporate Structure of Weld Asia CPA (HK) Limited

Time period	Ownership
July 20, 2011 to March 15, 2012	Lau Yip Leung: 50% Lee Chong Kuang: 50%
March 15, 2012 to July 28, 2014	Lee Chong Kuang: 50% Loke Che Chan, Gilbert: 50%
July 28, 2014 to September 25, 2014	Chan Yiu Fai: 50% Loke Che Chan, Gilbert: 50%
September 25, 2014 to July 3, 2015	Chan Yiu Fai: 0.1% Loke Che Chan, Gilbert: 99.9%
July 3, 2015 to Current date	Chan Yiu Fai: 0.1% Pang King Sze Rufina: 99.9%

*The Company has made an oral request to Weld Asia Associates to provide the information as follows:

History of employees and other associates of Weld Asia Associates.

Time period	Address & Telephone Number	Partners/Owners	Employee(s)
August 23, 2011 to June 30, 2013	53-6, Signaature Office, The Boulevard, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 6012-3172799	Partners: Tan Chin Huat Lim Lip Tat	1. Tan Chin Huat 2. Lim Lip Tat
June 30, 2013 to October 22, 2013	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Lim Lip Tat	1. Tan Chin Huat 2. Lim Lip Tat
October 22, 2013 to January 2, 2014	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Lim Lip Tat Si Chay Beng	1. Tan Chin Huat 2. Si Chay Beng 3. Lim Lip Tat
January 2, 2014 to November 18, 2015	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Si Chay Beng	1. Tan Chin Huat 2. Si Chay Beng
November 18, 2015 to Current Date	13-8, The Boulevard Office, Mid Valley City, Lingkarran Syed Putra, Kuala Limpur, Malaysia Tel: 603-22845126	Partners: Tan Chin Huat Si Chay Beng Tan Poh Ling Lee Kim Wah	1. Tan Chin Huat 2. Si Chay Beng 3. Tan Poh Ling 4. Lee Kim Wah

Corporate Structure of Weld Asia Associates.

Time period	Partnership/Ownership Structure
August 23, 2011 to October 22, 2013	Tan Chin Huat Lim Lip Tat
October 22, 2013 to January 2, 2014	Tan Chin Huat Lim Lip Tat Si Chay Beng
January 2, 2014 to November 18, 2015	Tan Chin Huat Si Chay Beng
November 18, 2015 to Current Date	Tan Chin Huat Si Chay Beng Tan Poh Ling Lee Kim Wah

Falcon CPA and Weld Asia CPA (HK) Limited are not now, and have never been, related to Weld Asia Associates.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: April 14, 2016

/s/ Teoh Kooi Sooi

Teoh Kooi Sooi

Chief Executive Officer